
September 1, 2022

Shang Koo
Chief Financial Officer
Lanvin Group Holdings Ltd
3701-02, Tower S2, Bund Finance Center
600 Zhongshan Rd East No.2
Shanghai, 200010, China

> **Re: Lanvin Group Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed on August 19, 2022**
> **File No. 333-266095**

Dear Mr. Koo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

Amendment No. 1 to Form F-4 filed August 19, 2022

General

1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Summary of the Proxy Statement/Prospectus, page 6

2. We note your response to our prior comment 10. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has

made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Certain Unaudited Lanvin Group Prospective Financial Information, page 150

3.   We note your response to our prior comment 19 and your amended disclosure on page 153. Please expand your disclosure to provide a more comprehensive discussion as to why you believe the potential new investments will contribute the pro forma data you project. Disclose whether such potential new investments included in your projected data provided the projected financial information to you or whether the financial forecasts were created by you for purposes of this registration statement.

Results by Segment, page 249

4.   We not your response to our prior comment 23. Regarding the Contribution profit and Contribution profit margin, it does not appear you provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Among other items, these requirements include a reconciliation of the non-IFRS measures to the most directly comparable financial measures presented in accordance with IFRS and also require a statement disclosing the reasons why management believes the presentation of the non-IFRS measures provide useful information to investors. Please revise as necessary.

5.   We note your response to our prior comment 24 and that you have expanded the use of "gross profit before inventory impairment" (a non-IFRS measure) to all of your segments. It is not clear to us how you have addressed our comment in its entirety; therefore, we are reissuing our comment. Please revise to remove this measure or explain why this measure is appropriate and provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Comparative Share Data, page 266

6.   We note your response to our prior comment 12. Please revise your table to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each of the redemption levels you provide.

You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing